Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer’s SEC File No.: 333-146050

Date: October 23, 2014

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF NOTEHOLDERS. IF NOTEHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD CONSULT THEIR OWN INDEPENDENT PROFESSIONAL ADVISERS AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 (IF THEY ARE IN THE UNITED KINGDOM), OR FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER (IF THEY ARE NOT).

GTECH S.p.A.

a società per azioni incorporated under the laws of the

Republic of Italy formerly known as Lottomatica Group S.p.A.

Registered office: Viale del Campo Boario, 56/d – 00154 ROMA, Italy

Rome registration number: 08028081001

Share Capital: 174,951,075.00 fully paid up

No. Ordinary Shares: 174,951,075 (each with a nominal value of €1.00)

Subject to the direction and coordination of De Agostini S.p.A.

NOTICE OF A MEETING

of the holders (the “Noteholders”) of those of the
€500,000,000 3.500 per cent. Guaranteed Notes due 2020 (XS0860855930)

(the “Notes”)

of GTECH S.p.A. (the “Issuer”) presently outstanding
guaranteed by GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC (the successor to GTECH Rhode Island Corporation) and Invest Games S.A
(the “Guarantors”)

NOTICE IS HEREBY GIVEN that Noteholders are hereby invited to attend a Meeting of the Noteholders convened by the Issuer on 24 November 2014 on first call, and if necessary, on 25 November 2014 for second call and on 26 November 2014 for third call, for the purpose of considering and, if thought fit, passing the resolution set out below which will be proposed at the Meeting as an Extraordinary Resolution (the (“Extraordinary Resolution”) in accordance with the provisions of the trust deed dated 5 December 2012 as supplemented or amended from time to time (the “Trust Deed”), made between the Issuer, the Guarantors and BNY Mellon Corporate Trustee Services Limited as trustee for the Noteholders and constituting the Notes. Unless the context otherwise requires, capitalised terms used but not defined in this Notice shall have the meaning given in the Trust Deed, the terms and conditions of the Notes (the “Conditions”) or the Consent Solicitation Memorandum dated 23 October 2014 in connection with the Notes (the “Consent Solicitation Memorandum”), as applicable.

The Extraordinary Resolution set out below is not conditional upon the passing of any other extraordinary resolution by the holders of any other securities of the Issuer. The reference in the Extraordinary Resolution set out below to “Notes” shall be to the relevant Series listed above.

The initial Meeting in respect of the Notes shall be held at the offices of the Issuer at Viale del Campo Boario 56/d, 00154 Rome, Italy on 24 November 2014 at 5.00 p.m. (CET) and, if the quorum is not present within fifteen minutes of the commencement of the initial Meeting, on 25 November 2014 in respect of the Second Meeting and, if the quorum is not present within fifteen minutes of the commencement of the Second Meeting, on 26 November 2014 in respect of the Third Meeting, in each case at the same time and location and to resolve upon the following:

AGENDA

(a)                                approval, in accordance with any applicable law, of the merger (the “Merger”) of GTECH S.p.A. (the “Issuer”) with and into Georgia Worldwide PLC (“Holdco”) as part of the acquisition of International Game Technology (“IGT”), and certain steps which the Issuer intends to be taken in connection with the Merger, including (i) the transfer by the Issuer of all or part of its assets and liabilities relating to its Italian businesses (including the Lotto concession but excluding the equity interest in its subsidiaries) to a new Italian subsidiary; (ii) the transfer by the Issuer of its equity interest in its existing Italian subsidiaries to an additional new Italian subsidiary; (iii) the merger of Invest Games S.A. with IGT, which will result in Invest Games S.A. ceasing to exist; and (iv) the proposed court-approved reduction of capital of Holdco under the UK Companies Act 2006, expected to be implemented following completion of the Merger, as set out in the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera) (together, the “Transaction”);

(b)                               agreement that no Put Event (as defined in the Conditions of the Notes) will be deemed to occur as a result of, or in connection with, the Transaction;

(c)                                waiver of any and all Events of Default, Potential Events of Default (as such terms are defined in the trust deed dated 5 December 2012 as supplemented or amended from time to time between, amongst others, the Issuer and BNY Mellon Corporate Trustee Services Limited (the “Trust Deed”)) and any other breaches of the Conditions of the Notes or the Trust Deed that have been, are or may be, within the period of twelve months from the passing of the Extraordinary Resolution, triggered by or in connection with the Transaction; and

(d)                               connected and consequential resolutions,

so as to propose to the Meeting of the Noteholders the approval of the following:

EXTRAORDINARY RESOLUTION

“THAT this Meeting of the holders (the “Noteholders”) of the €500,000,000 3.500 per cent. Guaranteed Notes due 2020 (XS0860855930) (the “Notes”) of GTECH S.p.A. a società per azioni incorporated under the laws of the Republic of Italy (formerly known as Lottomatica Group S.p.A.) (the “Issuer”) presently outstanding constituted by the trust deed dated 5 December 2012 as supplemented or amended from time to time (the “Trust Deed”), made between the Issuer, GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC (the successor to GTECH Rhode Island Corporation) and Invest Games S.A (together, the “Guarantors”) and BNY Mellon Corporate Trustee Services Limited (the “Trustee”) as trustee for the Noteholders hereby:

(a)                                after having authorised the Trustee, the financial advisers of the Issuer, the Guarantors and the Trustee and the legal counsel to the Issuer, the Guarantors and the Trustee to attend and speak at this Meeting;

(b)                               acknowledged that terms not otherwise defined in this Extraordinary Resolution have the following meanings:

Capital Reduction

means the proposed court-approved reduction of capital of Holdco under the UK Companies Act 2006, expected to be implemented following completion of the Merger, as set out in the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera);

Conditions	means the terms and conditions of the €500,000,000 3.500 per cent. Guaranteed Notes due 2020 (XS0860855930) set out in Part B of Schedule 2 of the Trust Deed;

Consent Solicitation Memorandum	means the consent solicitation memorandum in respect of the Notes dated 23 October 2014;

Event of Default	means any one of the circumstances described in Condition 8 (Events of Default);

Holdco	means Georgia Worldwide PLC, incorporated under the laws of England and Wales;

IGT	means International Game Technology, a Nevada corporation;

Merger	means the merger of the Issuer with and into Holdco, as part of the acquisition of IGT;

Potential Event of Default

means an event or circumstance which could, with the giving of notice, lapse of time, the issuing of a certificate and/or fulfilment of any other requirement provided for in Condition 8 (Events of Default) become an Event of Default;

Put Event	has the meaning given to it in Condition 5(c) (Redemption at the option of the Noteholders);

Transaction

means the Merger and certain steps which the Issuer intends to be taken in connection with the Merger, including (i) the transfer by the Issuer of all or part of its assets and liabilities relating to its Italian businesses (including the Lotto concession but excluding the equity interest in its subsidiaries) to a new Italian subsidiary; (ii) the transfer by the Issuer of its equity interest in its existing Italian subsidiaries to an additional new Italian subsidiary; (iii) the merger of Invest Games S.A. with IGT, which will result in Invest Games S.A. ceasing to exist; and (iv) the Capital Reduction;

24 hours

means a period of 24 hours including all or part of a day upon which banks are open for business in both the places where the relevant Meeting is to be held and in each of the places where the Paying Agents have their Specified Offices (being either the office identified with its name in the Conditions or any other office notified to any relevant parties pursuant to the Agency Agreement) (disregarding for this purpose the day upon which such Meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of a day upon which banks are open for business as aforesaid; and

48 hours	means two consecutive periods of 24 hours.

(c)                                acknowledged the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera);

(d)                               acknowledged that this Extraordinary Resolution does not relate to a Reserved Matter (as defined in the Trust Deed);

resolves as follows:

(i)                                   to approve the Transaction generally and also in accordance with, and for the purposes of, Article 2503-bis of the Italian Civil Code (which Article provides that each Noteholder may oppose the Merger involving the Issuer unless a Noteholders’ meeting has approved such Merger) and any other applicable statutory or court creditor process;

(ii)                                to agree that no Put Event will be deemed to occur as a result of, or in connection with, the Transaction; and

(iii)                             to waive any and all Events of Default, Potential Events of Default (as such terms are defined in the relevant Trust Deed) and any other breach of the Conditions of the Notes or the relevant Trust Deed that have been, are or may be, within the period of twelve months from the passing of this Extraordinary Resolution, triggered by or in connection with the Transaction (together, the “Proposals”);

(iv)                             to authorise, direct, request and empower the Trustee to concur in, and to execute and do, all such other deeds, instruments, acts and things as may be necessary or appropriate to carry out and give effect to this Extraordinary Resolution and the Proposals;

(v)                                to discharge and exonerate the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Notes in respect of any act or omission in connection with the Proposals or this Extraordinary Resolution; and

(vi)                             to sanction and assent to every abrogation, amendment, modification, compromise or arrangement in respect of the rights of the Noteholders against the Issuer or any other person whether such rights shall arise under the Trust Deed or otherwise involved in or resulting from or to be effected by, the Proposals.”

BACKGROUND TO THE PROPOSALS

Full details of the background to, and the reasons for, the Proposals and the Extraordinary Resolution are contained in the Explanatory Note (as defined below) and in the Consent Solicitation Memorandum, copies of which are available at the offices of the Tabulation Agent as set out below.

Noteholders are urged to read the Consent Solicitation Memorandum in full before deciding whether to vote in favour of the Proposals.

DOCUMENTS

Copies of the Consent Solicitation Memorandum will be available, during normal business hours, for inspection or collection at the offices of the Tabulation Agent set out below.

The following documents will be available, during normal business hours, for inspection or collection at the offices of the Tabulation Agent set out below, and at the registered office and on the website of the Issuer (www.gtech.com - section Governance - Documents and reports – Noteholders’ Meeting 24 November 2014):

•                                         the explanatory note which describe the Proposals dated 23 October (the “Explanatory Note”);

•                                         the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera);

•                                         the explanatory reports of the Issuer and Holdco in connection with the Transaction;

•                                         this Notice of Meeting;

•                                         the Trust Deed; and

•                                         the Prospectus dated 3 December 2012 (including the Conditions) with respect to the 2020 Notes.

GENERAL

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Consent Solicitation or the Proposals (which it was not involved in negotiating). It has, however, authorised it to be stated that, on the basis of the information set out in the Consent Solicitation Memorandum (which it recommends Noteholders to read carefully) and in this Notice, it has no objection to the Extraordinary Resolution referred to above being submitted to the Noteholders for their consideration. The Trustee has, however, not been involved in formulating the Consent Solicitation, the Extraordinary Resolution or the Proposals and makes no representation that all relevant information has been disclosed to Noteholders in the Consent Solicitation Memorandum and this Notice. Accordingly, the Trustee urges Noteholders who are in any doubt as to the impact of the Extraordinary Resolution or the Proposals to seek their own independent financial and legal advice.

The terms and conditions of the Consent Solicitation Memorandum are without prejudice to the right of a Noteholder to attend and vote at the Meeting as set out in this Notice and in the Trust Deed.

The attention of Noteholders is particularly drawn to the quorum required for the Meeting and for any adjourned Meeting which is set out in the paragraph entitled “Voting and Quorum” below.

IMPLEMENTATION

The Proposals in relation to the Notes will take effect immediately after the Extraordinary Resolution has been passed and duly registered with the competent Companies Register.

RIGHT TO ASK QUESTIONS

Noteholders entitled to vote and in favour of whom the Issuer has received a proper notice from an authorised intermediary may ask questions on the information above also prior to the Meeting and answers will be provided at the latest during the Meeting. The Issuer may provide a collective answer to questions on the same subject. It should be noted that, under applicable law, no answer is due, even during the meeting, to questions submitted before the same, when the information requested is already available in “question and answer” form in the ad-hoc section of the website of the Issuer or is otherwise available in the same section of the Issuer’s website; for this purpose Noteholders are invited to visit the website www.gtech.com - section Governance - Documents and reports – Noteholders’ Meeting 24 November 2014 – “Questions & Answers”. Noteholders asking questions must provide details of their identity. Questions must be sent to the Issuer by registered letter addressed to the Issuer’s registered office, to the attention of the Corporate Affairs Department, Ref. Noteholders’ Meeting 24 November 2014, at Viale del Campo Boario 56/d, 00154 Rome – Italy, or by certified electronic mail at assemblea@legalmail.it by the end of the third day before the date set for the Noteholders’ meeting (therefore by the end of 21 November 2014).

RIGHT TO ADD MEETING AGENDA ITEMS AND TO SUBMIT NEW RESOLUTIONS

Noteholders, individually or collectively, representing one fortieth of the principal amount of the Notes outstanding may, within ten days following the publication of this Notice, apply for the addition of agenda items, indicating the subject matter in the application, or may file proposals for resolutions on items already mentioned in the Notice. Applications must be made in writing, accompanied by proof of entitlement of the Noteholders and delivered to the Issuer, by registered letter addressed to the Issuer’s registered office, to the attention of the Corporate Affairs Department, Ref. Noteholders’ Meeting 24 November 2014, at Viale del Campo Boario 56/d, 00154 Rome - Italy, or by certified electronic mail at assemblea@legalmail.it. Noteholders are entitled to individually submit motions on items already mentioned in the Notice at the Meeting. No later than 15 days prior to the date of the Meeting (therefore by 9 November 2014), the Issuer will inform the public, in accordance with the same forms prescribed for the publication of this Notice, of any proposed addition to the items on the agenda or of any proposal for additional resolutions.

CONSENT INSTRUCTION AND CONSENT FEE

Subject to the terms and conditions specified in the Consent Solicitation Memorandum including the Payment Conditions being satisfied, Noteholders that are not Restricted Owners and who have voted in favour of the Extraordinary Resolution by delivering or procuring the delivery of a Consent Instruction (which is not validly revoked) will be eligible to receive the Consent Fee of 4.5 per cent. of the aggregate principal amount of Notes which are the subject of such Consent Instruction if such Consent Instruction is received by the Tabulation Agent by the Early Voting Deadline and not validly revoked.

The Consent Fee will be paid in two instalments, on the First Payment Date and the Final Payment Date, respectively, if the relevant Payment Conditions are satisfied, as follows:

(a)                                0.5 per cent. of the aggregate principal amount of Notes which are the subject of a Consent Instruction in favour of the Extraordinary Resolution will be payable on the First Payment Date, if the First Payment Condition is satisfied; and

(b)                              4.0 per cent. of the aggregate principal amount of Notes which are the subject of a Consent Instruction in favour of the Extraordinary Resolution will be payable on the Final Payment Date, if the Final Payment Conditions are satisfied.

VOTING AND QUORUM

The provisions governing the convening and holding of the Meetings are set out in Schedule 3 to the Trust Deed, and as further described in the Consent Solicitation Memorandum and below.

All of the Notes are represented by a global note held by a common safekeeper for Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V. (“Euroclear”). For the purposes of the Meetings, a “Noteholder” shall mean each person who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular principal amount outstanding of the Notes.

Entitlement to vote and admission to the Meetings

Pursuant to applicable laws, only those Noteholders who hold Notes through their account with the Clearing Systems, as certified by the Clearing Systems on the basis of their internal records, at the close of business on 13 November 2014, being the seventh trading day (on the Euro MTF Market) prior to the date of the initial Meeting (the “Expiration Deadline”), are entitled to participate in the Consent Solicitation.

Admission to vote

Admission of Noteholders to the Meeting and the right to vote thereat is subject to the delivery to the Issuer, by the end of the third trading day (on the Euro MTF Market) prior to the date fixed for the initial Meeting, i.e. 19 November 2014, of a notice issued by an intermediary stating that the relevant Noteholder is entitled to vote on the basis of the internal records of the clearing systems as of the Expiration Deadline. However, the right to attend and vote shall also be legitimate if the notice is received by the Issuer after the third trading day (on the Euro MTF Market) prior to the date fixed for the initial Meeting, provided that it is received before the beginning of the Meeting.

Voting Certificate and Consent Instructions

In order to be valid, Consent Instructions must be submitted in multiples of €100,000.

Noteholders wishing to attend a Meeting in person or through a representative may obtain a Voting Certificate from the relevant Clearing System (directly or through its own accountholders and in accordance with the procedures of the relevant Clearing System) or, if they do not wish to attend and vote at a Meeting in person or through a representative of their choice, submit a Consent Instruction through Clearstream, Luxembourg or Euroclear to the Tabulation Agent (contact details set out below) instructing the Principal Paying Agent or a Paying Agent to appoint a proxy to attend and vote at such Meeting in accordance with its instructions. A Voting Certificate or Consent Instruction shall be valid until the end of the relevant Meeting. A Voting Certificate and a Consent Instruction cannot be outstanding simultaneously in respect of the same Note.

Voting Certificates and Consent Instructions given in respect of a Meeting (unless surrendered or, as the case may be, revoked not later than the end of the second trading day (on the Euro MTF Market) prior to any Second Meeting or Third Meeting) shall remain valid for such adjourned Meeting.

The Consent Solicitation is not extended to any Noteholder whose participation in the Consent Solicitation would violate the laws of its jurisdiction of residence or domicile or require registration of the Consent Solicitation with any applicable governmental authority in that jurisdiction.

Only Direct Participants may submit a Consent Instruction. If a Noteholder is not a Direct Participant, such Noteholder must arrange for the Direct Participant through which it holds the relevant Notes to submit a Consent Instruction on its behalf to the Tabulation Agent through the relevant Clearing System.

A Noteholder must request the relevant clearing system to block the relevant Notes in such Noteholder’s own account and to hold the same to the order or under the control of the Principal Paying Agent in order to obtain Voting Certificates or to give Consent Instructions in respect of such Meeting.  Notes so blocked will not be released until the earlier of:

(i)                                  in respect of Voting Certificate(s):

(a)                               the conclusion of the Meeting (or, if applicable, any adjournment of the Meeting); and

(b)                               the surrender of the Voting Certificate(s) to the Principal Paying Agent who issued the same and the notification by such Principal Paying Agent to the relevant clearing system of such surrender or the compliance in such other manner with the rules of the relevant clearing system; and

(ii)                               in respect of Consent Instructions:

(a)                               the date on which the Consent Solicitation is terminated by the Issuer (provided that such termination is more than 48 hours before the time set for the Meeting);

(b)                               the date on which the relevant Consent Instruction is validly revoked in accordance with the terms of the Consent Solicitation Memorandum; and

(c)                                the conclusion of the Meeting (or, if applicable, any Second Meeting or Third Meeting).

For the above purposes, instructions given by a Direct Participant to the Tabulation Agent through Euroclear or Clearstream, Luxembourg will be deemed to be instructions to the Principal Paying Agent.

In order to be eligible for the Consent Fee, Noteholders must deliver or procure delivery of Consent Instructions prior to the Early Voting Deadline. In order to participate in the Consent Solicitation generally, Noteholders must deliver or procure delivery of Consent Instructions prior to the Expiration Deadline.

The provisions of the Consent Solicitation Memorandum are without prejudice to the rights of Noteholders under the relevant Trust Deed. Accordingly, notwithstanding the Expiration Deadline, Noteholders may vote until 19 November 2014 in respect of the relevant initial Meeting, 20 November 2014 in respect of any Second Meeting and 21 November 2014 in respect of any Third Meeting. However, in order to submit a late instruction, Noteholders must contact the Tabulation Agent for further instructions. Additional procedural requirements will apply.

A Block Voting Instruction shall be valid only if deposited at the specified office of the Tabulation Agent or at some other place approved by the Trustee, at least 24 hours before the time fixed for the relevant Meeting or if the Chairman decides otherwise before the Meeting proceeds to business. If the Trustee requires, a notarised copy of each Block Voting Instruction (with an apostille, if applicable) and satisfactory proof of the identity of each proxy named therein shall be produced at the Meeting, but the Trustee shall not be obliged to investigate the validity of any Block Voting Instruction or the authority of any proxy.

Quorum and adjournment

The quorum required for the initial Meetings of the Noteholders is one or more persons present holding Voting Certificates or being proxies or representatives with Consent Instructions and holding or representing in the aggregate at least 50 per cent. in nominal amount of the Notes for the time being outstanding (as defined in the Trust Deed).

In the event that such quorum is not obtained within fifteen minutes of the commencement of the initial Meeting, the initial Meeting shall stand adjourned and the adjourned initial Meeting shall be held on 25 November 2014 (the “Second Meeting”). At any Second Meeting, the quorum shall be one or more persons present holding Voting Certificates or being proxies or representatives with Voting Certificates and holding or representing in the aggregate more than one third of the aggregate principal amount of the Notes for the time being outstanding. In event that such quorum is not obtained within fifteen minutes of the commencement of any Second Meeting, the Second Meeting shall stand adjourned and the adjourned Second Meeting shall be held on 26 November 2014 (the “Third Meeting”). At any Third Meeting, the quorum shall be one or more persons present holding Voting Certificates or being proxies or representatives with Voting Certificates and holding or representing in the aggregate at least one fifth of the aggregate principal amount of the Notes the time being outstanding.

The majority required to pass the Extraordinary Resolution (including at any Meeting convened following adjournment of the previous Meeting for want of quorum) will be one or more persons holding or representing at least two thirds of the aggregate principal amount of the Notes represented at the meeting.

If passed, the Extraordinary Resolution shall be binding on all Noteholders, whether present or not at the Meeting at which it is passed and whether or not voting, also in accordance with and for the purposes of Article 2503-bis of the Italian Civil Code with respect to the Transaction.

NOTICE OF RESULTS

The Issuer will publish the results of the voting on the Extraordinary Resolution on its website (www.gtech.com) and by way of press release within five days of the conclusion of the relevant Meeting, with a copy of the Extraordinary Resolution to be made available within 30 days from the date of approval, provided that non-publication of such result shall not invalidate such result.

PUBLICATION OF THE NOTICE

This notice is being published on the website of the Luxembourg Stock Exchange (www.bourse.lu) and the Issuer’s website (www.gtech.com) and will also be distributed to the Noteholders through Euroclear and Clearstream and an extract from the notice will also be published in Italian in “Il Sole 24Ore” on 23 October 2014.

Noteholders are advised to check with any broker, dealer, commercial bank, custodian, trust company, accountholder or other nominee or trustee through which they hold their Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholders to be able to participate at or revoke their instructions to participate at the Meeting before the deadlines set out herein. The deadlines set by any such intermediary and Clearing System may be earlier than the relevant deadlines set out herein.

FURTHER INFORMATION

Questions and requests for assistance in relation to the submission of Consent Instructions or requests for Voting Certificates may be addressed by Noteholders to the Tabulation Agent.

Noteholders should contact the following for further information:

SOLICITATION AGENTS

Barclays Bank PLC	Credit Suisse Securities (Europe) Limited	Société Générale

5 The North Colonnade Canary Wharf London E14 4BB United Kingdom Telephone: +44 20 3134 8515 Attention: Liability Management GroupEmail: eu.lm@barclays.com	One Cabot Square London E14 4QJ United Kingdom Telephone: +44 20 7883 8763 Attention: Liability Management GroupEmail: liability.management@credit-suisse.com	SG House 41 Tower Hill London EC3N 4SG United Kingdom Telephone: +44 20 7676 7579 Attention: Liability Management Email: liability.management@sgcib.com

TABULATION AGENT	INFORMATION AGENT	PRINCIPAL PAYING AGENT

Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP United Kingdom Telephone: +44 20 7704 0880 Attention: Victor Parzyjagla/ Yves Theis Email: gtech@lucid-is.com	Georgeson S.r.l. Via Emilia, 88 Rome, 00187 Telephone: +39 06 42171 721/711 Attention: Monica Cempella / Gian Marco Pioppo Email: proxy@georgeson.com

The Bank of New York Mellon

(Acting Through its London Branch)

One Canada Square

London E14 5AL

England

Telephone: +39 02 87909 825

Attention: Corporate Trust Administration – GTECH S.p.A

Email: Milan_GCS@bnymellon.com

The Solicitation Agents, the Principal Paying Agent, the Information Agent and the Tabulation Agent are agents of the Issuer and the Guarantors and owe no duty to any Noteholder.

Dated: 23 October 2014

GTECH S.p.A.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of NewCo, IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in GTECH’s forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this release. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED

MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders scheduled for November 4, 2014 to approve the GTECH-NewCo merger, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

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GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com